838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-453 June 15, 2022

Platinum Group Announces Ruling by High Court of South Africa
Denying Challenge by Wesizwe Platinum Limited to the 2018
Sale of the Maseve Mine

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports that on June 14, 2022 the High Court of South Africa delivered a judgment dismissing a challenge brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), a wholly owned subsidiary of Wesizwe Platinum Limited ("Wesizwe"), to the 2018 sale of the Maseve Mine. In its judgment the High Court dismissed all of the claims for which Africa Wide contended and ordered Africa Wide to make payment of the defendants' costs.

On November 23, 2017, definitive agreements were concluded to dispose of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately US $74.0 million (the "Maseve Transaction").  The Maseve Transaction occurred as a scheme of arrangement (the "Scheme") by way of two interdependent stages in accordance with section 115 of the South Africa Companies Act (the "Companies Act").  Under the Scheme, Africa Wide was required to simultaneously dispose of its 17.1% interest together with the Company's 82.9% interest in Maseve.  Stage one, being the sale of certain of Maseve's assets for approximately US $58 million in cash, was completed on April 5, 2018.  Stage two, being the sale of 100% of Maseve's issued shares to RBPlat in exchange for RBPlat common shares, was completed on April 26, 2018.

Notwithstanding that the statutory period to challenge the Scheme under the Companies Act had expired more than five months earlier, in September 2018 Africa Wide instituted legal proceedings against the Company's wholly owned subsidiary, Platinum Group Metals (RSA) (Pty) Limited, RBPlat and Maseve, seeking to set aside the Maseve Transaction on the basis, amongst others, that stage one of the Scheme was completed without the consent of Africa Wide.

In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the Scheme under the Companies Act, Africa Wide's case was statutorily barred.  Platinum Group's CEO, Frank Hallam, stated "We are very satisfied to receive the judgment of the High Court in this matter.  This is the second formal dispute we have been subjected to by Wesizwe, and we are once again comforted by the fair, methodical and just functioning of the South African judicial system.  We thank our legal team and our co-defendants in this matter for their dedicated and professional actions.  We look forward to continuing our focus on the advancement of the Waterberg Project."

Africa Wide may apply for leave to appeal the June 14, 2022 judgment of the High Court until July 6, 2022.

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About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered in 2011 and is being jointly developed by the Company, JOGMEC, Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), and Hanwa.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include but are not limited to statements regarding Wesizwe's payment of costs, the potential for Wesizwe to appeal the High Court's judgment, any result thereof, and the advancement of the Waterberg Project. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the potential inability to obtain required regulatory approvals and satisfy other applicable closing conditions; possible adverse impacts due the global outbreak of COVID-19; rising global inflation and increased potential supply chain disruptions, international conflict and other geopolitical tensions and events; the Company's inability to generate sufficient cash flow or raise sufficient additional financing requirements; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."); the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the possibility that Africa Wide may appeal the ruling of the High Court received on June 14, 2022, or the possibility that they may prevail despite the Company's belief that there are no grounds upon which Africa Wide could succeed; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.